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                                                    Filed by Sanmina Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
 And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                             Subject  Company: SCI Systems, Inc.
                                                      Commission File No. 0-2251


SANMINA CONTACTS:                                SCI CONTACT:

Rick Ackel                                       Jim Moylan
EVP, Chief Financial Officer                     SVP, Chief Financial Officer
                                                 (256) 882-4116

Paige Bombino
Investor Relations
(408) 964-3610


FOR IMMEDIATE RELEASE

            SANMINA CORPORATION AND SCI SYSTEMS, INC. AGREE TO MERGE

$6.0 BILLION TRANSACTION CREATES WORLD'S PREMIER ELECTRONICS CONTRACT
MANUFACTURER

SAN JOSE, CALIF. AND HUNTSVILLE, ALA. (JULY 16, 2001) - Sanmina Corporation (NASDAQ NM: SANM) and SCI Systems, Inc. (NYSE: SCI), two leading electronics contract manufacturers (EMS), announced today that they have entered into a definitive merger agreement in which each outstanding share of SCI common stock will be converted into 1.36 shares of Sanmina common stock.

Based on Sanmina's closing price of $22.14 on July 13, 2001, the transaction is valued at $30.11 per share of SCI common stock, or approximately $6.0 billion in the aggregate including the assumption of debt. The merger is expected to be a tax-free exchange of common shares. The transaction, which is subject to the approval of Sanmina's and SCI's stockholders and certain U.S. and international regulatory authorities, is expected to close either late in Sanmina's fiscal fourth quarter or at the beginning of its first fiscal quarter of 2002, subject to timing of completion of regulatory review.

The merger of Sanmina and SCI creates the world's premier EMS company with over $14 billion in revenue and approximately 100 global manufacturing facilities in over 20 countries. The combination is expected to yield synergies of $100 - $150 million from cost savings and from leveraging vertical integration capabilities. The transaction is expected to be accretive to Sanmina's fiscal 2002 earnings.

Benefits of the Merger:

         o Unsurpassed technology leadership and end-to-end system solution capabilities;
         o        Enhanced global order fulfillment capabilities;
         o Diversified, complementary customer base in high growth sectors;
         o Increased scale and capabilities enhance ability to further serve existing customer base; and
         o Financial strength positions company to lead industry consolidation and compete more effectively for original equipment manufacturer (OEM) divestitures.


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Sanmina/SCI Merger Announcement
July 16, 2001
Page 2



          COMPANIES COMMITTED TO CUSTOMER SERVICE AND SHAREHOLDER VALUE

Jure Sola, Sanmina's Chairman and Chief Executive Officer, said, "The merger of our two companies accelerates our goal of building the premier EMS company in the world. In today's rapidly changing and increasingly competitive global market, you have to be a true business partner, one who can work closely with each customer, react quickly, and add value at every step. We believe the combined company, with its increased ability to provide a total end-to-end solution in all the major technology centers in the world, will successfully meet this challenge and become the preferred partner of the leading OEMs in our target sectors.

 "In addition, the combined companies' global footprint, broadened service offering and increased financial flexibility provide us with a compelling strategic advantage and will allow us to pursue accelerated growth by helping our OEM customers in their outsourcing needs as well as their divestiture programs. The combination provides our customers with a cost effective, high-quality manufacturing solution, our employees a great place to work in a growing company and our shareholders with a financially strong company able to provide industry leading returns," Sola concluded.

A. Eugene Sapp, SCI's Chairman and Chief Executive Officer, said, "We are very excited about combining our two companies. The two companies share many of the same core principles: a commitment to customer success, professional integrity, respect for individuals, leading-edge technology and a focus on shareholder value. With its enhanced global footprint, the combined entity will truly be the only company able to provide OEMs with a single source solution for all their EMS requirements from design engineering and product development, to complete system assembly, integration and test as well as global order fulfillment. I look forward to working closely with the Sanmina management team to achieve our goals."

CONFERENCE CALL
A conference call regarding this announcement will be held on Monday, July 16, 2001, at 8:30 am EST (5:30 am PST). The dial-in number for the call is (703) 871-3096. Callers should dial in 10 minutes prior to commencement of the call. A telephone replay will be available for 48 hours following the conference call. The phone call replay access number is (703) 925-2533, access code 5394527.

ABOUT SANMINA.
Founded in 1980, Sanmina (www.sanmina.com) provides a cost-efficient, design and manufacturing solution to the world's leading original equipment manufacturers
(OEMs) in the communications, medical, industrial instrumentation, and high-end computer sectors. Sanmina's end-to-end solution includes design engineering and product development, new product introduction, global materials management, PCB and backplane fabrication and assembly, custom memory and DSP modules, enclosure systems, cable assembly, complete system integration and test, global order fulfillment and distribution, and end-of-life product services. OEMs benefit from this model by


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Sanmina/SCI Merger Announcement
July 16, 2001
Page 3

dealing with a single-source supply-chain and global supply-base, which helps them achieve cost efficiencies in material acquisition as well as flexibility to reduce lead times.

ABOUT SCI SYSTEMS, INC.
SCI Systems, Inc. (www.sci.com) delivers supply chain solutions through its global reach, dedication, quality, efficiency and total commitment to customer service. The company continues to pioneer new and innovative end-to-end services through its commitment to being the leading e-enabled EMS services provider. SCI
- the e-EMS Company is dedicated to providing manufacturing and related services for the new millennium. SCI is publicly traded on the New York Stock Exchange under the symbol SCI. SCI operates 49 facilities located in 19 countries. SCI employs more than 35,000 people.

SAFE HARBOR STATEMENT
The foregoing, including the discussion regarding the combined company's future prospects contain certain forward-looking statements that involve risks and uncertainties, including uncertainties associated with economic conditions in the electronics industry, particularly in the principal industry sectors served by the combined company, changes in customer requirements and in the volume of sales to principal customers, the ability of the combined company to achieve the anticipated benefits and synergies associated with this transaction, the ability of the combined company to assimilate other acquired businesses and to achieve the anticipated benefits of such acquisitions, challenges and risks associated with managing and operating business in numerous international locales, competition and technological change. The combined company's actual results of operations may differ significantly from what is contemplated by such forward-looking statements as a result of these and other factors, including factors set forth in Sanmina's fiscal 2000 Annual Report on Form 10-K, Sanmina's most recent quarterly 10-Q Report, SCI's fiscal 2000 Annual Report on Form 10-K and SCI's most recent quarterly 10-Q report.

                             ADDITIONAL INFORMATION

Sanmina plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and each of Sanmina and SCI expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Sanmina, SCI, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

SCI, its directors, executive officers and certain members of management and employees may be soliciting proxies from SCI's shareholders in favor of the adoption of the merger agreement. A description of any interests that SCI's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

Sanmina, its directors, executive officers and certain members of management and employees may be soliciting proxies from Sanmina's stockholders in favor of the issuance of Sanmina shares in connection with the merger. A description of any interests that Sanmina's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

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